November 2, 2016

BY EDGAR

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Ref: Brazil Minerals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed April 14, 2016
File No. 000-55191

Dear Mr. Reynolds:

Reference is made to your comment letter, dated October 19, 2016, to Brazil Minerals, Inc. (the "Company") relating to the subject filing (the "Comment Letter"). Set forth below is each comment contained in the Comment Letter, followed by the Company's response thereto:

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 2. Properties, page 16

1.
Please include a map showing the location and access to each material property pursuant to paragraph (b) (2) of Industry Guide 7.

The two sets of maps below will be added to Item 2 - Properties in future 10-K filings indicating the two material properties as of today. Additional maps will be added if the Company obtains any additional material properties.

a)	With respect to Mineração Duas Barras Ltda. ("MDB"):

Mr. John Reynolds
November 2, 2016

a.	Map showing location of MDB

Mineracao
Duas Barras Lda
Montes Claros
Diamantina
Belo Horizonte
BA
ES
SP
RJ
MG
0 25 50 100 150 200
Kilometers
-51 -50 -49 -48 -47 -46 -45 -44 -43 -42 -41 -40
-15 -16 -17 -18 -19 -20 -21 -22

Mr. John Reynolds
November 2, 2016

b	Map showing details of the gold, diamond, and sand mining concession owned by MDB (mineral right DNPM 806.569/1977):

TOPOGRAPHIC MAP DETAILS
1:10.000
N
W
E
S
Legend
Internal Access Road
"Rio Jequitinhonha" (Jequitinhonha River)
Mineral Right 806.569/1977
Silva e Oliveira
Projetos Minero-Ambientais
Silva e Oliveira Projetos Mineração Ltda ME.
CNPJ:19.178.784/0001-70
WILLIAN CORREA DE OLIVEIRA
CREA-MG: 129.413/TD
JEQUITINHONHA
RIVER
MAP OF BRAZIL
RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
PI
AC
RO
TO
BA
MT
GO
MG
ES
MS
SP
RJ
PR
SC
RS
1:5.000.000
Montes Claros
Belo Horizonte
MAP OF THE STATE OF MINAS GERAIS
0
250.000
500.000
1.000.000
Meters
0
1.000
2.000
Meters

Mr. John Reynolds
November 2, 2016

b)	With respect to RST Recursos Minerais Ltda. ("RST"):

a.	Map showing location of RST

BA
Montes Claros
RST Recursos Minerais Ltda
Diamantina
ES
Belo Horizonte
SP
RJ
0 25 50 100 150 200
Kilometers
-51 -50 -49 -48 -47 -46 -45 -44 -43 -42 -41 -40
-15 -16 -17 -18 -19 -20 -21 -22

Mr. John Reynolds
November 2, 2016

b.	Map showing details of the mineral right owned by RST which has started to be mined for gold and diamonds (mineral right DNPM 802.267/1977)

TOPOGRAPHIC MAP DETAILS
1:15.000
N
W
E
S
Legend
Internal Access Road
"Rio Jequitinhonha" (Jequitinhonha River)
Mineral Right 802.267/1977
Silva e Oliveira
Projetos Minero-Ambientais
Silva e Oliveira Projetos Mineração Ltda ME.
CNPJ:19.178.784/0001-70
WILLIAN CORREA DE OLIVEIRA
CREA-MG: 129.413/TD
JEQUITINHONHA
RIVER
0
1.000
2.000
Meters
MAP OF BRAZIL
RR
AP
AM
PA
MA
CE
RN
PI
PE
AL
AC
RO
TO
BA
MT
GO
MG
ES
MS
SP
RJ
PR
SC
RS
1:5.000.000
Montes Claros
Belo Horizonte
MAP OF THE STATE OF MINAS GERAIS
0
250.000
500.000
1.000.000
Meters

Mr. John Reynolds
November 2, 2016

2.	Please include the expiration date associated with each of your mineral rights.

The table below is updated with the addition of an "Expiration Date" column. The table (updated as necessary) will be included in future 10-K filings.

DNPM Mineral Right Number	Mineral Right Status	Location	Subsidiary	Area of Mineral Right (in acres)	Minerals Currently Requested in Mineral Right Document	Expiration Date of Mineral Right (when applicable)
806.569/1977	MC	JRV	M DB	422	diamond, gold, sand	n/a (1)
830.797/1982	MC	JRV	RST	102	diamond, gold	n/a (1)
830.062/1980	MC	JRV	RST	1,177	diamond, gold	n/a (1)
817.734/1968	MC	JRV	RST	5,202	diamond, gold	n/a (1)
807.497/1968	MC	JRV	RST	1,178	diamond, gold	n/a (1)
003.048/1956	MC	JRV	RST	905	diamond, gold	n/a (1)
003.047/1956	MC	JRV	RST	1,343	diamond, gold	n/a (1)
003.046/1956	MC	JRV	RST	1,039	diamond, gold	n/a (1)
003.045/1956	MC	JRV	RST	1,295	diamond, gold	n/a (1)
003.044/1956	MC	JRV	RST	678	diamond, gold	n/a (1)
830.749/1981	AMC	JRV	RST	591	diamond, gold	n/a (2)
830.746/1981	AMC	JRV	RST	55	diamond, gold	n/a (2)
830.921/1980	AMC	JRV	RST	276	diamond, gold	n/a (2)
830.919/1980	AMC	JRV	RST	318	diamond	n/a (2)
804.492/1977	AMC	JRV	RST	986	diamond, gold	n/a (2)
802.267/1977	AMC	JRV	RST	1,310	diamond, gold	n/a (2)
831.742/1987	AMC	JRV	RST	294	diamond	n/a (2)
830.998/1984	AMC	JRV	RST	730	diamond	n/a (2)
880.239/2009	RP	Apui	BMIXP	24,708	gold	n/a (2)
831.380/2014	RP	JRV	BMIXP	1,375	diamond, gold, gravel, sand	10/29/2018
831.398/2014	RP	JRV	BMIXP	994	diamond, gold, gravel, sand	11/13/2018
832.052/2006	RP	JRV	MDB	982	diamond, gold	n/a (2)
830.899/2013	RP	JRV	RST	1,443	diamond, gold	10/08/2018
830.898/2013	RP	JRV	RST	671	diamond, gold	06/10/2018
833.685/2006	RP	JRV	RST	130	diamond, gold	n/a (2)
832.108/2005	RP	JRV	RST	657	diamond, gold	n/a (3)
832.059/2014	ARP	JRV	BMIXP	1,152	diamond, gold, gravel, sand	n/a (4)
832.060/2014	ARP	JRV	BMIXP	1,052	diamond, gold, gravel, sand	n/a (4)
832.043/2007	ARP	JRV	BMIXP	19	diamond	n/a (4)
833.938/2006	ARP	JRV	BMIXP	1,236	diamond, gold	n/a (4)

Mr. John Reynolds
November 2, 2016

Table Legend:

Ref: Mineral Right Status
MC: Mining Concession
AMC: Application for Mining Concession
RP: Research Permit
ARP: Application for Research Permit

Ref: Location
JRV: Jequitinhonha River valley, State of Minas Gerais, Brazil
Apui: Apui region, State of Amazonas, Brazil

Ref: Subsidiary
MDB: Mineração Duas Barras Ltda.
RST: RST Recursos Minerais Ltda.
BMIXP: BMIX Participações Ltda.

Ref: Expiration Date of Mineral Right
n/a (1): not applicable; mining concessions are in perpetuity under current law
n/a (2): not applicable; final research report approved by or being reviewed by the mining department
n/a (3): not applicable; in analysis at the mining department
n/a (4): not applicable; awaiting research permit to begin timeline

3.
We note your disclosure on page 16 regarding 4 million ounces of gold and your disclosure on page 25 regarding your forward looking estimates. Only proven and probable reserves and estimates thereof may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b) (5) of Industry Guide 7. Please revise to remove these estimates.

We will revise the last paragraph on page 16 to read as follows:

BMIXP holds title to a mineral rights claim for gold covering an area of 9,999.11 hectares, or approximately 24,708 acres, in region of Apui, State of Amazonas in Brazil. This area has had its final report submitted to us in November 2015 to the local mining department, and it was approved. Under Industry Guide 7, there are no proven or probable reserves in said property.

Mr. John Reynolds
November 2, 2016

We will revise the first two paragraphs on page 25, and combine them to read as follows:

Our technical team performed calculations as to what can be expected from this new mining area with "white gravel". This area contains "white gravel", well formed, and known from our research drilling to contain diamonds and gold. Lacking for now a precise measure of density of recoverable diamonds and gold per unit of weight of such gravel, our team used the "best" and "worst" known densities from "white gravel" obtained at other areas which we mined within the same geological environment. These density measurements had been obtained from running volumes of such gravel through our diamond and gold recovery plant. Our recovery plant can process 45 cubic meters of gravel per hour, and therefore over a shift of eight hours in one working day it is capable of washing and filtering 360 cubic meters of gravel. Under Industry Guide 7, there are no publishable estimates.

After reviewing these responses, please advise us if you have any further questions or comments on the subject filing.

Very truly yours,

/s/ Marc Fogassa
Marc Fogassa
Chairman & CEO
Brazil Minerals, Inc.

cc:  Mr. John Coleman